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                                                                    EXHIBIT 11.1

                           EAGLE USA AIRFREIGHT, INC.
                      COMPUTATION OF NET INCOME PER SHARE
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                Year Ended
                                                                                              September 30,
                                                                                            1997             1996
                                                                                          --------        ----------
 Net income (1)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 16,798        $   11,481

 Shares used in computing net income per share (2):
   Weighted average number of shares outstanding . . . . . . . . . . . . . . . . .          17,792            16,234
   Incremental shares attributed to outstanding options (3)  . . . . . . . . . . .             890               939
   Shares issued to James R. Crane for acquisition of subsidiaries . . . . . . . .                                82
   Shares for distributions paid from net proceeds of the initial public
   offering (4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                               266
                                                                                       -----------      ------------
 Total shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          18,682            17,521
 Net income per share (2)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      0.90      $       0.66
                                                                                       ===========      ============

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(1)  Net income for fiscal 1996 includes a pro forma charge of $945 which represents the estimated federal income taxes that would have been reported had Eagle USA been a C Corporation prior to December 4, 1995.

(2) On July 8, 1996, the Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable on August 1, 1996 to shareholders of record on July 24, 1996. References to number of shares outstanding have been retroactively restated to reflect the split.

(3) Calculated assuming exercise of options for 2,110 and 2,193 shares of common stock, respectively, with prices ranging from $1.25 to $35.13 per share based upon the average estimated market price of $26.67 and $14.60 for the year, respectively. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common equivalent shares issued during the 12-month period prior to an initial public offering at prices substantially below the public offering price are presumed to have been issued in contemplation of the initial public offering and have been included in the calculation as if they were outstanding since the beginning of the period presented (using the treasury stock method and the public offering price).

(4) Calculated for 1996 by dividing the sum of the Special Distribution Notes ($8,209) and S Corporation retained earnings ($2,701) earned from October 1, 1995 to December 4, 1995 which were distributed to S Corporation shareholders and paid from the net proceeds of the offering by the net proceeds price per share from the offering of $15.03 (pre-split) and weighted based upon the days the Notes were outstanding during the first quarter of 1996.